JOINT FILER INFORMATION

Name of Joint Filer:	Steven T. Stull

Address of Joint Filer:	909 Poydras Street, Suite 2230 New Orleans, LA 70112

Relationship of Reporting Person:	10% Owner

Designated Filer:	Advantage Capital Partners IX Limited Partnership

Issuer and Ticker or Trading Symbol:	OMNI Energy Services Corp. (OMNI)

April 21, 2004

Signature of Joint Filer:	/s/ Crichton W. Brown
Crichton W. Brown, as attorney-in-fact for Steven T. Stull